Brookfield

2025

Brookfield Renewable Corporation

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

As at March 31, 2025 and December 31, 2024

and for the Three Months Ended March 31, 2025 and 2024

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	11	$614	$624
Restricted cash	12	14	39
Trade receivables and other current assets	13	858	933
Financial instrument assets	2	107	102
Due from related parties	16	1,197	1,404
Assets held for sale		13	12
		2,803	3,114
Financial instrument assets	2	714	684
Equity-accounted investments	10	774	753
Property, plant and equipment, at fair value	5	39,731	38,696
Goodwill	9	727	692
Deferred income tax assets		62	56
Other long-term assets		153	134
Total Assets		$44,964	$44,129
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$615	$571
Financial instrument liabilities	2	386	244
Due to related parties	16	521	544
Non-recourse borrowings	6	1,331	1,282
Provisions		7	13
Interests held in BRHC by the partnership	8	4,309	4,432
BEPC exchangeable and class A.2 exchangeable shares	8	4,068	4,168
		11,237	11,254
Financial instrument liabilities	2	406	408
Non-recourse borrowings	6	12,780	12,493
Deferred income tax liabilities		6,689	6,493
Provisions	16	441	416
Due to related parties	16	535	541
Other long-term liabilities		434	416
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	7	10,737	10,508
Participating non-controlling interests – in a holding subsidiary held by the partnership	7	269	259
The partnership	8	1,436	1,341
Total Equity		12,442	12,108
Total Liabilities and Equity		$44,964	$44,129

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2025	2024
Revenues	16	$907	$1,125
Other income		23	24
Direct operating costs(1)		(368)	(484)
Management service costs	16	(23)	(21)
Interest expense	6	(413)	(363)
Share of loss from equity-accounted investments	10	(2)	(15)
Foreign exchange and financial instruments (loss) gain	2	(21)	29
Depreciation	5	(307)	(345)
Other		(17)	26
Remeasurement of interests held in BRHC by the partnership	8	123	—
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	8	100	—
Remeasurement of exchangeable and class B shares of BRHC	8	—	548
Income tax (expense) recovery
Current	4	(36)	(20)
Deferred	4	29	(13)
		(7)	(33)
Net (loss) income		$(5)	$491
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	7	$(10)	$1
Participating non-controlling interests – in a holding subsidiary held by the partnership	7	—	(1)
The partnership	8	5	491
		$(5)	$491
The accompanying notes are an integral part of these interim consolidated financial statements.
(1) Direct operating costs exclude depreciation expense disclosed below.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2025	2024
Net (loss) income		$(5)	$491
Other comprehensive income (loss) that will not be reclassified to net income (loss):
Revaluations of property, plant and equipment	5	2	(25)
Total items that will not be reclassified to net income (loss)		2	(25)
Other comprehensive income (loss) that may be reclassified to net income (loss):
Foreign currency translation		554	(171)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	2	4	(57)
Unrealized (loss) gain on foreign exchange swaps – net investment hedge	2	(164)	(6)
Reclassification adjustments for amounts recognized in net income	2	—	(27)
Deferred income tax recoveries on above items		4	4
Equity-accounted investments	10	—	(1)
Total items that may be reclassified subsequently to net income (loss)		398	(258)
Other comprehensive income (loss)		400	(283)
Comprehensive income		$395	$208
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	7	$280	$(165)
Participating non-controlling interests – in a holding subsidiary held by the partnership	7	10	(12)
The partnership	7	105	385
		$395	$208
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2024	$(7,825)	$(1,653)	$10,790	$29	$1,341	$259	$10,508	$12,108
Net income (loss)	5	—	—	—	5	—	(10)	(5)
Other comprehensive income	—	97	1	2	100	10	290	400
Capital contributions (Note 7)	—	—	—	—	—	—	101	101
Dividends declared	—	—	—	—	—	—	(149)	(149)
Other	(14)	—	6	(2)	(10)	—	(3)	(13)
Change in period	(9)	97	7	—	95	10	229	334
Balance, as at March 31, 2025	$(7,834)	$(1,556)	$10,797	$29	$1,436	$269	$10,737	$12,442

Balance, as at December 31, 2023	$(3,477)	$(1,255)	$10,437	$82	$5,787	$272	$11,070	$17,129
Net income (loss)	491	—	—	—	491	(1)	1	491
Other comprehensive loss	—	(74)	(10)	(22)	(106)	(11)	(166)	(283)
Capital contributions	—	—	—	—	—	—	82	82
Disposals	(78)	—	—	15	(63)	—	(1,269)	(1,332)
Dividends declared	—	—	—	—	—	—	(76)	(76)
Other	(22)	—	11	(3)	(14)	—	19	5
Change in period	391	(74)	1	(10)	308	(12)	(1,409)	(1,113)
Balance, as at March 31, 2024	$(3,086)	$(1,329)	$10,438	$72	$6,095	$260	$9,661	$16,016
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended March 31
(MILLIONS)	Notes	2025	2024
Operating activities
Net (loss) income		$(5)	$491
Adjustments for the following non-cash items:
Depreciation	5	307	345
Unrealized financial instruments loss (gain)	2	2	(28)
Share of loss from equity-accounted investments	10	2	15
Deferred income tax (recovery) expense	4	(29)	13
Other non-cash items		51	16
Remeasurement of interests held in BRHC by the partnership	8	(123)	—
Remeasurement of BEPC exchangeable and class A.2 shares	8	(100)	—
Remeasurement of exchangeable and class B shares of BRHC	8	—	(548)
		105	304
Changes in due to or from related parties		(13)	32
Net change in working capital balances		18	(79)
		110	257
Financing activities
Proceeds from non-recourse borrowings	6	663	763
Repayment of non-recourse borrowings	6	(652)	(747)
Capital contributions from non-controlling interests	7	101	82
Distributions paid:
To participating non-controlling interests	7	(149)	(76)
Related party borrowings, net	16	141	115
		104	137
Investing activities
Acquisition of equity-accounted investments	10	(20)	—
Investment in property, plant and equipment	5	(248)	(277)
Proceeds from disposal of assets		—	(113)
Restricted cash and other		16	19
		(252)	(371)
Cash and cash equivalents
(Decrease) increase		(38)	23
Foreign exchange gain (loss) on cash		27	(9)
Net change in cash classified within assets held for sale		1	(2)
Balance, beginning of period		624	627
Balance, end of period		$614	$639
Supplemental cash flow information:
Interest paid		$244	$334
Interest received		$10	$24
Income taxes paid		$15	$30
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company”) and its subsidiaries, own and operate a portfolio of renewable power and sustainable solution assets primarily in North America, South America and Europe. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on October 3, 2024 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”).
The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable and Brookfield Renewable Corporation, and unless the context otherwise requires, includes Brookfield Asset Management Ltd. (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield”. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

1. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s December 31, 2024 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2024 audited consolidated financial statements.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim financial statements were authorized for issuance by the Board of Directors of the company on May 1, 2025.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, Euros, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) The Arrangement
On December 24, 2024, the partnership, BRHC, and the company completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow BEPC to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to the company if no action was taken. In connection with the Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) the partnership transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,606 class B shares of BEPC were issued to the partnership in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.
(d) Continuity of interest
The company was established on October 3, 2024 by the partnership. On December 24, 2024, the date of the Arrangement, the company acquired an interest and consolidated BRHC in its financial statements. The partnership directly controlled BRHC prior to the Arrangement and continues to control the company subsequent to the Arrangement through ownership of the class B shares. There is insufficient substance to justify a change in the measurement of the company as a result of this common control transaction. In accordance with the company’s and the partnership’s accounting policy, the company has reflected the acquisition of BRHC in its consolidated financial statements using BRHC’s carrying values prior to the Arrangement.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

To reflect this continuity of interests, these interim consolidated financial statements provide comparative information of the company for the periods prior to December 24, 2024, as previously reported by BRHC. The economic and accounting impact of contractual relationships created or modified in conjunction with acquisition of interest in BRHC by the company have been reflected prospectively from the date of the Arrangement and have not been reflected in the interim results of operations or financial position of our company prior to December 24, 2024, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to December 24, 2024 is presented based on the historical financial information of BRHC. For the period after December 24, 2024, the results are based on the actual results of the company, including the impact of contractual relationships created or modified in association with the acquisition of interest in BRHC by the company. As the partnership held all of the class C shares of BRHC prior to December 24, 2024, which was the only class of shares presented as equity, and the partnership holds all of the class B shares of the company after December 24, 2024, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to the partnership prior to and after December 24, 2024.
Prior to the Arrangement, class C shares of BRHC were classified as financial liabilities due to their cash redemption feature. However, the class C shares met certain qualifying criteria and were presented as equity. Following the Arrangement and upon consolidation of BRHC into the company, the class C shares are presented as financial liabilities recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit.
(e) Consolidation
These interim consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(f) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The company has not yet determined the impact of this standard on its disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on company financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company is currently assessing the impacts of these amendments.
There are currently no other future changes to IFRS with a potential material impact on the company.
2. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2024 audited consolidated financial statements.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents the company's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2025				December 31, 2024
(MILLIONS)	Level 1	Level 2	Level 3	Total(1)	Total(2)
Assets measured at fair value:
Cash and cash equivalents	$614	$—	$—	$614	$624
Restricted cash(2)	64	—	—	64	85
Financial instrument assets(2)
IFRS 9 PPAs	—	—	23	23	8
Energy derivative contracts	—	96	—	96	60
Interest rate swaps	—	100	—	100	115
Foreign exchange swaps	—	7	—	7	37
Property, plant and equipment	—	—	39,731	39,731	38,696
Liabilities measured at fair value:
Financial instrument liabilities(2)
IFRS 9 PPAs	—	(38)	(28)	(66)	(111)
Energy derivative contracts	—	(185)	—	(185)	(108)
Interest rate swaps	—	(16)	—	(16)	(10)
Foreign exchange swaps	—	(140)	—	(140)	(45)
Tax equity	—	—	(385)	(385)	(378)
Liabilities for which fair value is disclosed:
Interests held in BRHC by the partnership(3)	(4,309)	—	—	(4,309)	(4,432)
BEPC exchangeable and class A.2 exchangeable shares(3)	(4,068)	—	—	(4,068)	(4,168)
Non-recourse borrowings(2)	(1,658)	(12,391)	—	(14,049)	(13,675)
Total	$(9,357)	$(12,567)	$39,341	$17,417	$16,698
(1)Excludes $595 million (2024: $566 million) of investments in debt securities measured at amortized cost.
(2)Includes both the current amount and long-term amounts.
(3)BEPC class B shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 8 – BEPC Exchangeable Shares, BRHC Exchangeable Shares, Class A.2 Exchangeable Shares, BRHC Class B Shares and BRHC Class C Shares, the BEPC class B shares meet certain qualifying criteria and are presented as equity.

There were no transfers between levels during the three months ended March 31, 2025.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	March 31, 2025			December 31, 2024
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$23	$66	$(43)	$(103)
Energy derivative contracts	96	185	(89)	(48)
Interest rate swaps	100	16	84	105
Foreign exchange swaps	7	140	(133)	(8)
Investments in debt securities	595	—	595	566
Tax equity	—	385	(385)	(378)
Total	821	792	29	134
Less: current portion	107	386	(279)	(142)
Long-term portion	$714	$406	$308	$276
(a)   Tax equity
The company owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, distributed generation and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the interim consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized within foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income (loss).
(b)   Energy derivative contracts and IFRS 9 PPAs
The company has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in the company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(e)   Investments in debt securities
The company’s investments in debt securities consist of investments which are recorded on the statement of financial position at amortized cost.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

The following table reflects the gains (losses) included in foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2025	2024
IFRS 9 PPAs	$(2)	$6
Energy derivative contracts	2	16
Interest rate swaps	2	12
Foreign exchange swaps	(17)	(6)
Tax equity	(8)	5
Investments in equity securities	—	2
Foreign exchange gain (loss)	2	(6)
	$(21)	$29
The following table reflects the gains (losses) included in other comprehensive income (loss) in the interim consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2025	2024
IFRS 9 PPAs	$32	$(71)
Energy derivative contracts	(21)	6
Interest rate swaps	(7)	11
Foreign exchange swaps	—	(3)
	4	(57)
Foreign exchange swaps - net investment	(164)	(6)
	$(160)	$(63)
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2025	2024
Energy derivative contracts	$17	$(24)
IFRS 9 PPAs	(8)	—
Interest rate swaps	(9)	(3)
	$—	$(27)
3. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, carbon capture and storage, cogeneration, biomass, and eFuels) and 5) corporate. This best reflects the way in which the CODM reviews the results of the company.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and material accounting policy information.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects the company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to the company’s shareholders.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income (loss).
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent the company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The company analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
The company uses Funds From Operations to assess the performance of the company before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2025:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests and other	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$329	$42	$44	$25	$—	$440	$(81)	$548	$907
Other income	4	13	6	1	—	24	(3)	2	23
Direct operating costs	(152)	(22)	(13)	(17)	(2)	(206)	33	(195)	(368)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	51	—	51
	181	33	37	9	(2)	258	—	355
Management service costs	—	—	—	—	(23)	(23)	—	—	(23)
Interest expense(1)	(58)	(10)	(15)	(4)	—	(87)	7	(170)	(250)
Current income taxes	(9)	—	—	—	—	(9)	2	(29)	(36)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(9)	—	(9)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(156)	(156)
Funds From Operations	114	23	22	5	(25)	139	—	—
Depreciation									(307)
Foreign exchange and financial instrument loss									(21)
Deferred income tax expense									29
Other									(17)
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC(1)									(163)
Remeasurement of interests held in BRHC by the partnership									100
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares									123
Share of loss from equity-accounted investments									(44)
Net income attributable to non-controlling interests									166
Net income attributable to the partnership									$5
(1)Share of loss from equity-accounted investments of $2 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $10 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $413 million is comprised of Interest expense and Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2024:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$343	$70	$63	$34	$—	$510	$(22)	$637	$1,125
Other income	4	4	11	1	—	20	—	4	24
Direct operating costs	(124)	(27)	(21)	(14)	(2)	(188)	9	(305)	(484)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	13	—	13
	223	47	53	21	(2)	342	—	336
Management service costs	—	—	—	—	(21)	(21)	—	—	(21)
Interest expense(1)	(65)	(13)	(18)	(5)	5	(96)	1	(203)	(298)
Current income taxes	(6)	—	—	—	—	(6)	—	(14)	(20)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(1)	—	(1)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(119)	(119)
Funds From Operations	152	34	35	16	(18)	219	—	—
Depreciation									(345)
Foreign exchange and financial instrument gain									29
Deferred income tax recovery									(13)
Other									26
Dividends on BEPC exchangeable shares(1)									(65)
Remeasurement of BEPC exchangeable and BEPC class B shares									548
Share of loss from equity-accounted investments									(27)
Net income attributable to non-controlling interests									119
Net income attributable to the partnership									$491
(1)Share of earnings from equity-accounted investments of $15 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of nil is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $363 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership						Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
As at March 31, 2025
Cash and cash equivalents	$148	$39	$66	$19	$1	$273	$(23)	$364	$614
Property, plant and equipment	13,846	1,776	1,604	1,365	—	18,591	(857)	21,997	39,731
Total assets	15,666	1,904	1,822	1,451	212	21,055	(276)	24,185	44,964
Total liabilities	7,871	1,138	1,515	649	8,442	19,615	(276)	13,183	32,522

As at December 31, 2024
Cash and cash equivalents	$110	$42	$77	$24	$2	$255	$(19)	$388	$624
Property, plant and equipment	13,678	1,724	1,516	1,374	—	18,292	(857)	21,261	38,696
Total assets	15,592	1,873	1,766	1,468	213	20,912	(277)	23,494	44,129
Total liabilities	7,698	1,140	1,520	575	8,636	19,569	(277)	12,729	32,021

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

Geographical Information
The following table presents consolidated revenue split by technology for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2025	2024
Hydroelectric	$632	$671
Wind	123	219
Utility-scale solar	120	183
Distributed energy & sustainable solutions	32	52
Total	$907	$1,125
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	March 31, 2025	December 31, 2024
North America	$21,780	$21,630
Colombia	13,031	12,431
Brazil	3,980	3,674
Europe	1,714	1,714
	$40,505	$39,449
4. INCOME TAXES

The company's effective income tax rate was 350.0% for the three months ended March 31, 2025 (2024: 6.3%). The effective tax rate is different than the statutory rate primarily due to rate differentials, changes in tax assets not recognized, non-deductible expenses, and non-controlling interests’ income not subject to tax.

The company operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The company has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the three months ended March 31, 2025. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the company.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

5. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2024	$27,104	$4,140	$5,883	$184	$37,311
Additions	2	5	9	9	25
Transfer from construction work-in-progress	2	77	157	—	236
Items recognized through OCI:
Change in fair value	—	—	—	2	2
Foreign exchange	714	60	174	—	948
Items recognized through net income:
Depreciation	(126)	(79)	(90)	(12)	(307)
As at March 31, 2025	$27,696	$4,203	$6,133	$183	$38,215
Construction work-in-progress
As at December 31, 2024	$243	$546	$466	$130	$1,385
Additions	26	47	104	157	334
Transfer to property, plant and equipment	(2)	(77)	(157)	—	(236)
Items recognized through OCI:
Foreign exchange	4	9	20	—	33
As at March 31, 2025	$271	$525	$433	$287	$1,516
Total property, plant and equipment, at fair value
As at December 31, 2024(2)(3)	$27,347	$4,686	$6,349	$314	$38,696
As at March 31, 2025(2)(3)	$27,967	$4,728	$6,566	$470	$39,731
(1)Includes biomass and cogeneration.
(2)Includes right-of-use assets not subject to revaluation of $33 million (2024: $34 million) in our hydroelectric segment, $112 million (2024: $119 million) in our wind segment, $132 million (2024: $126 million) in our solar segment, and $9 million (2024: nil ) in other.
(3)Includes land not subject to revaluation of $203 million (2024: $200 million) in our hydroelectric segment, $12 million (2024: $12 million) in our wind segment, $45 million (2024: $44 million) in our solar segment, and $1 million (2024: $1 million) in other.

During the three months ended March 31, 2025, the company, together with its institutional partners, completed the acquisition of the following investment. It is accounted for as an asset acquisition as it does not constitute a business combination under IFRS 3:
•A 177 MW portfolio of utility-scale solar development assets in the U.S., with $23 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. The company holds a 20% economic interest.
6. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

The composition of non-recourse borrowings is presented in the following table:

	March 31, 2025				December 31, 2024
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(3)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	7.8	6	$7,772	$7,777	7.7	6	$7,599	$7,555
Wind	6.0	8	1,961	1,918	5.9	8	2,004	1,943
Utility-scale solar	6.1	12	3,420	3,365	6.1	11	3,514	3,484
Distributed energy & sustainable solutions	5.1	9	1,024	989	5.1	9	727	693
Total	7.0	8	$14,177	$14,049	6.9	8	$13,844	$13,675
Add: Unamortized premiums and discounts(3)			9				6
Less: Unamortized financing fees(3)			(75)				(75)
Less: Current portion			(1,331)				(1,282)
			$12,780				$12,493
(1)Includes $1 million (2024: $1 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $13 million (2024: $13 million) outstanding to an associate of Brookfield. Refer to Note 16 - Related party transactions for more details.
(3)Unamortized premiums, discounts and financing fees are amortized over the terms of the borrowing.

Supplemental Information
The following table outlines changes in the company's borrowings as at March 31, 2025:

(MILLIONS)	As at December 31, 2024	Net cash flows from financing activities(1)	Non-cash
			Other(2)	As at March 31, 2025
Non-recourse borrowings	$13,775	13	323	$14,111
(1)Excludes $2 million of net cash flow used in financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premiums, discounts and financing fees.

7. NON-CONTROLLING INTERESTS
The company`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2025	December 31, 2024
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$10,737	$10,508
Participating non-controlling interests – in a holding subsidiary held by the partnership	269	259
	$11,006	$10,767

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2024	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Distributions	Other	As at March 31, 2025
Brookfield Americas Infrastructure Fund	78%	$44	$—	$—	$—	$—	$(2)	$42
Brookfield Infrastructure Fund II	43% - 60%	2,011	1	11	—	(6)	—	2,017
Brookfield Infrastructure Fund III	23% - 71%	2,986	(11)	82	—	(44)	(3)	3,010
Brookfield Infrastructure Fund IV	75%	842	(21)	68	—	—	—	889
Isagen institutional partners	53%	3,447	40	182	—	(90)	—	3,579
Isagen public non-controlling interests	0.3%	22	—	2	—	—	—	24
The Catalyst Group	25%	125	5	—	—	—	—	130
TerraForm Power	19%	193	(14)	2	—	—	(1)	180
Other	0.3% - 80%	838	(10)	(57)	101	(9)	3	866
Total		$10,508	$(10)	$290	$101	$(149)	$(3)	$10,737

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

8. BEPC EXCHANGEABLE SHARES, BRHC EXCHANGEABLE SHARES, CLASS A.2 EXCHANGEABLE SHARES, BRHC CLASS B SHARES AND BRHC CLASS C SHARES
The BEPC exchangeable shares, BRHC class B shares, BRHC class C shares and class A.2 exchangeable non-voting shares of BRHC (“class A.2 exchangeable shares”) are classified as liabilities due to their exchange and cash redemption features. However, BEPC class B shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 43,661 BEPC class B shares issued and outstanding as at March 31, 2025 (December 2024: 43,661).
BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these shares in exchange for either a BEP unit on a one-for-one basis or its cash equivalent, at the discretion of BEPC.
BRHC class B and BRHC class C shares provide Brookfield, at its discretion, with the right to redeem these shares in exchange for either a BEP unit on a one-for-one basis or its cash equivalent, at the discretion of BEPC.
The class A.2 exchangeable shares provide Brookfield, at its discretion, with the right to redeem these shares in exchange for BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or BEP units on a one-for-one basis. BEPC, however, has the right, at its sole discretion, to satisfy any such redemption request at its cash equivalent.
As at March 31, 2025, the BEPC exchangeable shares, BRHC class B shares, and BRHC class C shares were remeasured to $22.16 per share to reflect the NYSE closing price of a BEP unit. The class A.2 exchangeable shares up to the ownership cap were remeasured to $27.92 per share and the remaining shares were remeasured to $22.16 per share to reflect the NYSE closing price of a BEPC share and a BEP unit respectively. Remeasurement gains or losses associated with these shares are recorded in the interim consolidated statements of income (loss).
As at March 31, 2025, Brookfield Holders held a direct and indirect interest of approximately 25% of the company. Brookfield Holders own, directly and indirectly, 10,094,152 BEPC exchangeable shares and 34,719,683 class A.2 exchangeable shares on a combined basis and the remaining BEPC exchangeable shares are held by public investors.
During the three months ended March 31, 2025, 35,313 of BEPC exchangeable shares were exchanged for an equal number of BEP units resulting in a decrease of less than $1 million to our financial liability (2024: 2,683 shares resulting in a decrease of less than $1 million). During the three months ended March 31, 2025, the company declared dividends of $68 million (2024: $65 million) on its outstanding BEPC exchangeable shares and class A.2 exchangeable shares and $95 million (2024: nil) on its outstanding BRHC class C shares. Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares are presented as interest expense in the interim consolidated statements of income (loss).
In December 2024, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8,982,042 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should the company complete its repurchases prior to such data. There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2025.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

The following table provides a continuity schedule of outstanding BEPC exchangeable, class A.2 exchangeable shares, BRHC class B shares and BRHC class C shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	Class A.2 exchangeable shares outstanding (units)	BRHC class B shares outstanding (units)	BRHC class C shares outstanding (units)	Shares classified as financial liability ($ millions)
Balance, as at December 31, 2024	144,921,168	34,719,683	110	194,460,874	$8,600
Share exchanges	(35,313)	—	—	—	—
Remeasurement of liability	—	—	—	—	(223)
Balance, as at March 31, 2025	144,885,855	34,719,683	110	194,460,874	$8,377

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

9. GOODWILL
The following table provides a reconciliation of goodwill for the three months ended March 31, 2025:

(MILLIONS)	Total
Balance, as at December 31, 2024	$692
Foreign exchange and other	35
Balance, as at March 31, 2025	$727
10. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in the company’s equity-accounted investments for the three months ended March 31, 2025:

(MILLIONS)	Total
Balance, as at December 31, 2024	$753
Investment	20
Share of net loss	(2)
Foreign exchange translation and other	3
Balance, as at March 31, 2025	$774
11. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2025	December 31, 2024
Cash	$326	$285
Cash subject to restriction	238	232
Short-term deposits	50	107
	$614	$624
12. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	March 31, 2025	December 31, 2024
Operations	$21	$42
Credit obligations	43	37
Development projects	—	6
Total	64	85
Less: non-current	(50)	(46)
Current	$14	$39

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

13. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2025	December 31, 2024
Trade receivables	$479	$462
Collateral deposits(1)	139	196
Prepaids and other	59	50
Inventory	38	35
Income tax receivables	36	37
Short term deposits and advances	25	88
Other short-term receivable	82	65
	$858	$933
(1)Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company's risk management strategy.
The company primarily receives payments monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2025	December 31, 2024
Operating accrued liabilities	$242	$218
Accounts payable	137	172
Interest payable on non-recourse borrowings	118	89
Current portion of lease liabilities	27	25
Income tax payable	23	9
BEPC exchangeable shares distributions payable(1)	17	17
Other	51	41
	$615	$571
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
15. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at March 31, 2025, the company had $631 million (2024: $262 million) of capital expenditure commitments of which $272 million is payable in 2025, $248 million is payable in 2026, $89 million is payable in 2027 to 2029, and $22 million thereafter.
An integral part of the company’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

Contingencies
The company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the company’s consolidated financial position or results of operations.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund, Brookfield Global Transition Fund II, and Catalytic Transition Fund. The company’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company’s subsidiaries as at March 31, 2025 were $1,009 million (December 31, 2024: $1,002 million).
 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two direct and indirect wholly-owned subsidiaries of our company have fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
16. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and Brookfield.
The Arrangement
On December 24, 2024, the partnership, BRHC, and the company completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow BEPC to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to the company if no action was taken. In connection with the

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) the partnership transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,606 class B shares of BEPC were issued to the partnership in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.
In connection with the Arrangement, the company entered into two deposit agreements with one or more subsidiaries of the partnership, one as depositor or lender and one as depositee or borrower. Each deposit agreement contemplates potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, the company, as borrower, entered into a credit agreement with a subsidiary of the partnership, as lender, pursuant to which the subsidiary of the partnership established a revolving credit facility in the aggregate principal amount of $150 million in favour of the company.
The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
Credit facilities and funds on deposit
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2029 and the draws bear interest at SOFR plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at March 31, 2025 (December 31, 2024: nil). The interest expense on the Brookfield revolving credit facility and deposit for the three months ended March 31, 2025 totaled nil (2024: nil).
On December 24, 2024 the company entered into a deposit agreement with a subsidiary of Brookfield Renewable whereby from time to time the company may place amounts on deposit with the depositee up to a limit of $200 million (the “Deposit Agreement”). Each deposit carries a maturity date which must not exceed three months, however the company may request repayment upon three business days' written notice. As at March 31, 2025, there were $75 million (2024: $125 million) of funds placed on deposit pursuant to this Deposit Agreement, which carries an interest rate of 4.50%. Deposits placed are reflected within due from related parties on the consolidated statements of financial position. The interest income on the deposits for the three months ended March 31, 2025 totaled less than $1 million (2024: nil).
The company participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, Brookfield Infrastructure Debt Fund, and The Catalytic Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional partners, has access to financing using the Private Funds’ credit facilities.
Brookfield Wealth Solutions
From time to time Brookfield Wealth Solutions and its related entities may participate in capital raises undertaken by the company. Brookfield Wealth Solutions frequently participates alongside market participants at market rates as at March 31, 2025, $13 million of non-recourse borrowings (December 31, 2024: $13 million) were due to Brookfield Wealth Solutions. As at March 31, 2025, the company had $58 million (December 31, 2024: $58 million) of borrowings from Brookfield Wealth Solutions classified as due to related party. Subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in the company’s equity offerings.

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

The following table reflects the related party agreements and transactions for the three months ended March 31 in the interim consolidated statements of income:

	Three months ended March 31
(MILLIONS)	2025	2024
Revenues
Power purchase and revenue agreements	$24	$37

Other income
Interest income	$10	$9
Distribution income	—	2
	$10	$11

Direct operating costs
Energy purchases(1)	$(9)	$(8)
Energy marketing fee & other services	(6)	(1)
	$(15)	$(9)

Interest expense
Borrowings and distributions(2)	$(130)	$(35)

Other
Other related party services expense	$(1)	$(1)
Financial instrument gain	—	2
	$(1)	$1

Management service costs	$(23)	$(21)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. The company recognized nil (2024: nil) gains associated with agency arrangements which have been excluded from energy purchases. As of April 1, 2021, the agency arrangements were transferred from the partnership to the company upon the closing of Energy Marketing Internalization.
(2)Includes distributions on BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares of $4 million, $13 million, and $95 million, respectively. (2024: $16 million, nil and nil, respectively).

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	March 31, 2025	December 31, 2024
Current assets
Due from related parties
Amounts due from	Brookfield	$38	$30
	The partnership	1,146	1,363
	Equity-accounted investments and other	13	11
		$1,197	$1,404

Non-current assets
Due from related parties
Amounts due from	The partnership	$9	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$34	$34
	The partnership	456	480
	Brookfield Wealth Solutions and associates	24	24
	Equity-accounted investments and other	7	6
		$521	$544

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$51	$53
	The partnership	449	452
	Brookfield Wealth Solutions and associates	34	34
	Equity-accounted investments and other	1	2
		$535	$541

Non-recourse borrowings	Brookfield Wealth Solutions and associates	$13	$13

Brookfield Renewable Corporation	Q1 2025 Interim Consolidated Financial Statements and Notes	March 31, 2025

GENERAL INFORMATION
Corporate Office
250 Vesey Street
15th Floor
New York, NY, 10281
United States
Tel:  (212) 417-7000
https://bep.brookfield.com/bepc
Officers of Brookfield Renewable Corporation
Connor Teskey
Chief Executive Officer
Patrick Taylor
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
8th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of Brookfield Renewable Corporation
Jeffrey Blidner
Eleazar de Carvalho Filho
Dr. Sarah Deasley
Nancy Dorn
Lou Maroun
Randy MacEwen
Patricia Zuccotti
Stephen Westwell

Exchange Listing
NYSE: BEPC (exchangeable shares)
TSX:    BEPC (exchangeable shares)
Investor Information
Visit Brookfield Renewable Corporation online at
https://bep.brookfield.com/bepc for more information. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Corporation

bep.brookfield.com/bepc

NYSE: BEPC
TSX: BEPC.UN